Exhibit 99.1

Arno Harris Resigns from Board of Directors at Azure Power

New Delhi, June 1, 2022: Azure Power (NYSE: AZRE), a leading sustainable energy solutions provider renewable power producer in India, today announced, pursuant to its previous announcement dated February 28, 2022, that its Board member and Independent Director, Mr. Arno Harris, has confirmed his resignation from his position as a member of the Board of Directors of Azure Power and all its subsidiaries effective May 31, 2022. His decision to resign was not the result of any disagreement with the company on any matter relating to the Company's operations, policies or practices. The number of Board members as on date is nine with four members deemed independent.

The Board of Directors has expressed its great appreciation for Mr. Arno Harris for his leadership and invaluable contributions towards company’s role as one of the leading renewable energy companies in India.

About Azure Power

Azure Power is a leading independent sustainable energy solutions provider, and power producer in India on a mission to create value for all stakeholders through high-performance Renewable Energy assets.

We developed India's first utility scale solar project in 2009 and since then, Azure Power has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country.

We also partner with commercial and industrial customers in their decarbonization journey by providing comprehensive solutions for their clean energy needs.

For more information about us, visit: www.azurepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; curtailment; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

For more information:

Exhibit 99.1

Investor Contact

Vikas Bansal

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com